

Mail Stop 7010

April 30, 2007

via U.S. mail and facsimile

Mr. James E. Hines
Chief Financial Officer
EarthBlock Technologies, Inc.
2637 Erie Avenue, Suite 207
Cincinnati, OH 45208

> **RE: EarthBlock Technologies, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-31935**

Dear Mr. Hines:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your Form 10-KSB to include the disclosures required by Item 307 and Item 308(c) of Regulation S-K. Refer to Item 8A of Form 10-KSB for additional guidance.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note that your independent registered public accountants concluded in their report that they have "considerable doubt" about your ability to continue as a going concern. Please have your independent registered public accountants revise

their report to comply with the requirements of AICPA Codification of Auditing Standards 341. Please include the revised report in your amended Form 10-KSB.

3. Please have your independent registered public accountants revise their report to cover the cumulative from inception financial information. Please include the revised report in your amended Form 10-KSB.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief